One Corporate Center                                 GAMCO Asset Management Inc.
Rye, NY 10580-1435-1422
    Tel. (914) 921-7732
    Fax (914) 921-5384
    pgoldstein@gabelli.com

April 8, 2010

Peggy Kim, Esq.
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 9, 2010 by GAMCO Asset Management Inc.
File No. 1-08524

Dear Ms. Kim:

GAMCO Asset Management Inc. (“GAMCO”) responds to your comment letter, dated April 7, 2010, concerning the Preliminary Proxy Statement filed by GAMCO and referenced above.  We are responding to your comments as numbered in your letter.  A revised preliminary proxy statement, as well as a red-lined version, reflecting changes from the earlier submission, are enclosed.  GAMCO appreciates your timely and careful review of our submission.

1 .
In response to your comment, we have revised GAMCO’s proxy statement and proxy card to disclose that shareholders who grant GAMCO a proxy will be disenfranchised with respect to the six other director positions to be filled at the 2010 Annual Meeting.  We also have revised the proxy statement to state that there is no assurance that the Myers’ nominees for election to the Board will serve if elected with any of GAMCO’s nominees.

2.	We have revised the proxy statement to add detail concerning any plans the Nominees have for the Company in the Background to Solicitation section.

3.	We have revised the proxy card to identify each of the Participants.

Please contact me if you require additional information.

Sincerely,

GAMCO Asset Management Inc.

_/s/ Peter D. Goldstein_________
By: Peter D. GoldsteinDirector of Regulatory Affairs

Enclosures